SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                     PIONEER AMERICAN HOLDING COMPANY CORP.
                             -----------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                -------------------------------------------------
                         (Title of Class of Securities)

                                   723544 10 2
                 -----------------------------------------------
                      (CUSIP Number of Class of Securities)

                              Mr. Daryl R. Forsythe
                      President and Chief Executive Officer
                                NBT Bancorp Inc.
                              52 South Broad Street
                             Norwich, New York 13815
                                 (607) 337-2265
    ------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Brian D. Alprin, Esq.
                             Laurence S. Lese, Esq.
                          Duane, Morris & Heckscher LLP
                         1667 K Street, N.W., Suite 700
                             Washington, D.C. 20006
                                 (202) 776-7800

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

                                December 7, 1999
                     ---------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:

                                       [ ]

Check the following box if a fee is being paid with this Statement:
                                       [ ]
--------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         NBT BANCORP INC.
         16-1268674
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                              (a)      [ ]
                              (b)      [ ]
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

-------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         WC/00
-------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                       [ ]
-------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
-------------------------------------------------------------------------------
NUMBER OF SHARES                             (7)     SOLE VOTING POWER
BENEFICIALLY OWNED BY                                      569,997(1)
EACH REPORTING PERSON                                ---------------------------
WITH:                                        (8)     SHARED VOTING
                                                             -0-
                                                     ---------------------------

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                                              (9)    SOLE DISPOSITIVE
                                                          569,997(1)
                                                     ---------------------------
                                             (10)    SHARED DISPOSITIVE
                                                            -0-

-------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         569,997(1)
-------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES*                       [ ]

         N/A
-------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         APPROXIMATELY 16.6%(2)
-------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*

         CO
-------------------------------------------------------------------------------

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The shares of Issuer common stock covered by this report are purchasable by Reporting Person upon exercise of an option granted by Issuer to Reporting Person as of December 7, 1999, and described in
         Item 4 of this report. Prior to the exercise of the option, Reporting Person is not entitled to any rights as a stockholder of Issuer as to the shares covered by the option. The option may be exercised only upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. Reporting Person expressly disclaims beneficial ownership of any of the shares of common stock of Issuer which are purchasable by Reporting Person upon exercise of the option until such time as Reporting Person purchases any such shares upon any such exercise. The number of shares indicated represents 19.9% of the total outstanding shares of common stock of Issuer as of December 7, 1999, excluding shares issuable upon exercise of the option.

(2)      After giving effect to the exercise of the option as described herein.

ITEM 1.      SECURITY AND ISSUER.

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

This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, $1.00 par value per share (the "Shares" or the "Issuer Common Stock"), of Pioneer American Holding Company Corp., a Pennsylvania corporation ("Issuer"). The principal executive office of Issuer is located at 41 North Main Street, Carbondale, PA 18407.

The  information   set  forth  in  the  Exhibits  hereto  is  hereby   expressly
incorporated herein by reference and the responses to each item of this Schedule 13D are qualified in their entirety by the provisions of such Exhibits.

ITEM 2.      IDENTITY AND BACKGROUND.

(a)-(c) This Schedule 13D is filed by NBT Bancorp Inc., a Delaware corporation ("Reporting Person").

The business address of Reporting Person is 52 South Broad Street, Norwich, New York 13815. The principal business of Reporting Person is a bank holding company.

To the best of Reporting Person's knowledge as of the date hereof, the name; business address; present principal occupation or employment; name, principal business and address of any corporation or other organization in which such employment is conducted; and citizenship of each executive officer and director of Reporting Person is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

(d)-(e) During the last five years, neither Reporting Person nor, to the best knowledge of Reporting Person, any of the executive officers or directors of Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such items.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Option (defined in Item 4 below) to acquire Shares was granted by Issuer to Reporting Person as an inducement to Reporting Person's entering into an Agreement and Plan of Merger, dated as of December 7, 1999, by and between Reporting Person and Issuer (the "Plan of Merger"), providing for the merger of a subsidiary of Reporting Person with and into Issuer with Issuer being the surviving corporation, followed immediately by the merger of Issuer with and into Reporting Person with Reporting Person being the surviving corporation (together, the "Merger"). Pursuant to the Plan of Merger, each outstanding Share will be converted into the right to receive shares of common stock, no par value, $1.00 stated value per share or $.01 par value per share, as the case may be, of Reporting Person ("Reporting Person Common Stock"). At its special stockholders' meeting to consider its merger with Lake Ariel Bancorp, Inc., Reporting Person is also requesting that its stockholders consider a proposal to change the par value of Reporting Person's common

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

stock from no par value, $1.00 stated value per share to $.01 par value per share. Depending upon the outcome of that vote by the stockholders of Reporting Person, the stockholders of Issuer will receive in the Merger Shares of Reporting Person Common Stock with such par value as determined by such vote of Reporting Person's stockholders. The Merger is subject to the approval of Issuer's and Reporting Person's stockholders, respectively, regulatory approvals, and the satisfaction or waiver of various other conditions, as more fully described in the Plan of Merger. None of the Triggering Events (defined in Item 4 below) permitting the exercise of the Option has occurred as of the date hereof. In the event that the Option becomes exercisable and Reporting Person wishes to purchase the Shares subject thereto, Reporting Person anticipates that it would fund the exercise price of $13,679,928 (assuming full exercise of the Option) with working capital or through other financing sources available to Reporting Person at the time of exercise. A copy of the Plan of Merger is attached hereto as Exhibit 2.1. See also Item 4 below.

ITEM 4.      PURPOSE OF THE TRANSACTION.

The information set forth in Item 3 is hereby incorporated herein by reference.

The purpose of the transaction is for Issuer to merge with and into Reporting Person, with Reporting Person being the surviving entity. In connection with the Plan of Merger and in consideration thereof, Issuer and Reporting Person entered into that certain Stock Option Agreement (the "Option Agreement"), dated December 7, 1999, whereby Issuer granted to Reporting Person an option (the "Option") to purchase, under certain circumstances described therein, up to 569,997 Shares at a cash purchase price per Share equal to $24.00 subject to antidilution adjustment as provided therein (the "Purchase Price"). Based on the number of Shares outstanding on December 7, 1999, the Option would be exercisable for approximately 19.9% of the outstanding Shares, or approximately 16.6% of the Shares that would be outstanding after giving effect to the exercise of the Option.

Reporting Person may exercise the Option, in whole or in part, at any time and from time to time following the happening of certain events (each, a "Triggering Event"), provided that Reporting Person provide written notice of such exercise to Issuer in accordance with the Option Agreement. A Triggering Event includes any one or more of the following events:

         (a) Issuer or Pioneer American Bank, N. A. ("Bank Subsidiary"), without having received Reporting Person's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as defined below) with any person (the term "person" for purposes of the Option Agreement having the meaning assigned thereto in sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder) other than Reporting Person or any of its subsidiaries (each a "Reporting Person Subsidiary");

         (b) Any person other than Reporting Person or any Reporting Person Subsidiary shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10 percent or more of

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

the outstanding Shares (the term "beneficial ownership" for purposes of the Option Agreement having the meaning assigned thereto in section 13(d) of the Exchange Act and the rules and regulations thereunder), or, to the extent any such person has currently acquired beneficial ownership or the right to acquire beneficial ownership of 10 percent or more of the outstanding Shares, such person shall have acquired beneficial ownership or the right to acquire beneficial ownership of any additional Shares;

         (c) The shareholders of Issuer shall have voted on and failed to approve the Plan of Merger at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Plan of Merger or shall have been canceled prior to termination of the Plan of Merger if, prior to such meeting (or if such meeting shall not have been held or shall have been canceled, prior to such termination), it shall have been publicly announced that any person (other than Reporting Person or any Reporting Person Subsidiary) shall have made a bona fide proposal to engage in an Acquisition Transaction;

          (d) The Board of Directors of Issuer (the "Issuer Board") shall have withdrawn or modified (or publicly announced its intention to withdraw or modify) in any manner adverse to Reporting Person its recommendation that the shareholders of Issuer approve the transactions contemplated by the Plan of Merger or Issuer or the Issuer Board or the Bank Subsidiary or the Board of Directors of the Bank Subsidiary shall have authorized, recommended or proposed (or publicly announced its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than Reporting Person or any Reporting Person Subsidiary, or that the shareholders of Issuer approve or accept any Acquisition Transaction other than as contemplated by the Plan of Merger;

           (e) Any person other than Reporting Person or any Reporting Person Subsidiary shall have made a bona fide proposal to Issuer or its shareholders to engage in an Acquisition Transaction and such proposal shall have been publicly announced;

           (f) Any person other than Reporting Person or any Reporting Person Subsidiary shall have filed with the Securities and Exchange Commission ("SEC") a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction;

            (g) Issuer shall have breached any covenant or obligation contained in the Plan of Merger in anticipation of engaging in an Acquisition Transaction with any person other than Reporting Person or a Reporting Person Subsidiary, and following such breach, Reporting Person would be entitled to terminate the Plan of Merger pursuant to section 11.2(b) of the Plan of Merger, or

             (h) any person other than Reporting Person or any Reporting Person Subsidiary shall have filed an application or notice with the Board of Governors of the Federal Reserve System or other federal or state bank regulatory or antitrust authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

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

The term "Acquisition Transaction" means any transaction under which a person proposes to or will acquire a majority of the stock of, merge or consolidate with, or acquire all or substantially all of the assets of Issuer or Bank Subsidiary, or otherwise engage in any substantially similar transaction with Issuer or Bank Subsidiary.

The Option and the Option Agreement will terminate upon the earliest of (a) occurrence of the Effective Time (as such term is defined in the Plan of Merger); (b) termination of the Plan of Merger in accordance with the provisions thereof except (each of the following exceptions being hereinafter collectively referred to as an "Excepted Termination") a termination by Reporting Person pursuant to section 11.2(b) of the Plan of Merger as a result of a breach by Issuer of the type described in such provision, or a termination by Issuer pursuant to section 11.2(c)(iii) of the Plan of Merger; or (c) the passage of 18 months (or such longer period as provided in section 10) after an Excepted Termination.

Upon the occurrence of certain events set forth in the Option Agreement, the Option may be repurchased by Issuer (the "Repurchase"). In addition, the Option Agreement grants certain registration rights (the "Registration Rights") to Reporting Person with respect to the Shares represented by the Option. The terms of such Repurchase and Registration Rights are set forth in the Option Agreement.

A copy of the Option Agreement is attached hereto as Exhibit 2.3.

The purpose of the Option Agreement is to facilitate consummation of the Merger.

(a)-(j) Upon  consummation  of the Merger as contemplated by the Plan of Merger,
(a) Issuer will be merged into Reporting Person and the separate existence of Issuer will terminate, (b) Reporting Person by operation of law will own the assets and be subject to the liabilities of Issuer in exchange for Reporting Person Common Stock to be distributed to holders of the Issuer's securities, (c) the Board of Directors of Issuer will be terminated, (d) the Certificate of Incorporation and Bylaws of Issuer will be canceled, (e) all the Shares will be canceled upon effectiveness of the Merger and the Shares will cease to be authorized to be traded in the over-the-counter market, and (f) the Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) The number of Shares covered by the Option is equal to 569,997 which constitute (i) 19.9% of Issuer Common Stock based on the Shares issued and outstanding on December 7, 1999, or (ii) 16.6% of the shares of Issuer Common Stock that would be outstanding after giving effect to the exercise of the Option.

Prior to the exercise of the Option, Reporting Person (i) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the option and
(ii) disclaims any beneficial ownership of the shares of Issuer Common Stock which are purchasable by Reporting Person upon exercise of the

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

Option because the Option is exercisable only in the limited circumstances referred to in Item 4 above, none of which has occurred as of the date hereof. If the Option were exercised, Reporting Person would have the sole right to vote or to dispose of the shares of Issuer Common Stock issued as a result of such exercise.

(c) Other than as set forth in this Item 5, to the best of Reporting Person's knowledge as of the date hereof (i) neither Reporting Person nor any subsidiary or affiliate of Reporting Person nor any of Reporting Person's executive officers or directors beneficially owns any shares of Issuer Common Stock, and
(ii) there have been no transactions in the shares of Issuer Common Stock effected during the past 60 days by Reporting Person, nor to the best of Reporting Person's knowledge, by any subsidiary or affiliate of Reporting Person or any of Reporting Person's executive officers or directors.

(d) No other person is known by Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer Common Stock obtainable by Reporting Person upon exercise of the Option.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The disclosure set forth in Items 3 and 4 above regarding the Plan of Merger and Option Agreement is hereby incorporated herein by reference.

As a part of the Plan of Merger, each of Issuer's directors has agreed individually and as a group, subject to their fiduciary duties to the stockholders, to support the Plan of Merger and to recommend its adoption by other stockholders of Issuer and has further agreed, individually and as a group, to refrain from soliciting or, subject to their fiduciary duties to shareholders, negotiating, or accepting any offer of merger, consolidation, or acquisition of any of the Shares or all or substantially all of the assets of Issuer or Bank Subsidiary.

ITEM 7.             MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT             DESCRIPTION

2.1 Agreement and Plan of Merger, dated as of December 7, 1999, by and among NBT Bancorp Inc., Levon Acquisition Company and Pioneer American Holding Company Corp.

2.2 The Directors' Agreement, dated as of December 7, 1999, is part of the Plan of Merger, which is filed as Exhibit 2.1 above.

2.3 Stock Option Agreement, dated December 7, 1999, by and between Pioneer American Holding Company Corp. as "Issuer" and NBT Bancorp Inc. as "Grantee."

2.4                 Form of Employment Agreement with John W. Reuther.

2.5                 Form of Change-in-Control Agreement.

2.6                 Shareholders Voting Agreement.










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

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

                                            NBT BANCORP INC.

                                                 By: /s/ Daryl R. Forsythe
                                                     --------------------------
                                                     Name:   Daryl R. Forsythe
                                                     Title:  President and Chief
                                                             Executive Officer

Dated:  December 16, 1999

                                   SCHEDULE I

              DIRECTORS AND EXECUTIVE OFFICERS OF NBT BANCORP INC.

                    The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Reporting Person. Each such person is a U.S. citizen, and the business address of each such person is 52 South Broad Street, Norwich, New York 13815.

Name and Business                        Present Principal
    Address                                 Occupation
    -------                                 ----------

*Daryl R. Forsythe                  President and Chief Executive Officer

*Everett A. Gilmour                 Chairman, Retired

Joe C. Minor                        President and Chief Operating Officer,
                                        NBT Financial Services, Inc.

Michael J. Chewens                  Executive Vice President, Chief Financial
                                        and Operating Officer

John D. Roberts                     Vice President and Secretary

*J. Peter Chaplin                   Retired

*Peter B. Gregory                   Partner, Gatehouse Antiques

*Andrew S. Kowalczyk, Jr.           Partner, Kowalczyk, Tolles, Deery
                                        & Johnston, attorneys

*Dan B. Marshman                    Marshman Farms, Inc.

*John C. Mitchell                   President, I.L. Richer Co.
                                        (agribusiness)

*William L. Owens                   Partner, Stafford, Trombley, Owens
                                         & Curtin, P.C., attorneys

*Paul O. Stillman                   Chairman, Preferred Mutual
                                         Insurance Co.

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

*Director of NBT Bancorp Inc.

                                  EXHIBIT INDEX

EXHIBIT             DESCRIPTION

     2.1 Agreement and Plan of Merger, dated as of December 7, 1999, by and among NBT Bancorp Inc., Levon Acquisition Company and Pioneer American Holding Company Corp.

     2.2 The Directors' Agreement, dated as of December 7, 1999, is part of the Plan of Merger, which is filed as Exhibit 2.1 above.

     2.3 Stock Option Agreement, dated December 7, 1999, by and between Pioneer American Holding Company Corp. as "Issuer" and NBT Bancorp Inc. as "Grantee."

     2.4            Form of Employment Agreement with John W. Reuther.

     2.5            Form of Change-in-Control Agreement.

     2.6            Shareholders Voting Agreement.








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